                                   PROSPECTUS

                            Biospherics Incorporated
                         625,000 Shares of Common Stock

The selling stockholder of Biospherics Incorporated identified on page 2 may offer and sell the shares covered by this prospectus from time to time. The selling stockholder has been issued a stock purchase warrant to acquire up to 250,000 shares of Biospherics' common stock at $8.00 per share and a stock purchase warrant to acquire up to 375,000 shares of Biospherics' common stock at $6.4005 per share (collectively, the "Warrants"). Such purchases may occur at any time during the period ending May 21, 2002. The selling stockholder will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. Biospherics will pay the expenses of registration of the sale of the shares. The selling stockholder may also offer for sale additional shares of common stock acquired upon exercise of the Warrants as a result of stock splits or similar events.

Our common stock trades on the NASDAQ National Market System under the symbol "BINC." On May 24, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $6.31 per share.

Our principal offices are located at 12051 Indian Creek Court, Beltsville, Maryland 20705. Our telephone number is (301) 419-3900.

BEGINNING ON PAGE 2, WE HAVE LISTED SEVERAL "RISK FACTORS" WHICH YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY OTHER SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is June 22, 1999.


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


                                  RISK FACTORS

YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, ALONG WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN DECIDING WHETHER TO INVEST IN OUR SHARES. THESE FACTORS, AMONG OTHERS, MAY CAUSE ACTUAL RESULTS, EVENTS OR PERFORMANCE TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE IN THIS PROSPECTUS.

WE CONTINUE TO BE DEPENDENT ON OUR INFORMATION SERVICES DIVISION FOR NEARLY ALL OF OUR REVENUE. Since the products developed by our BioTech Division have not yet been brought to market, we are almost entirely dependent on the Information Services Division. This business is typically comprised of relatively large contracts, which usually are for terms not longer than one or two years. Some of this business is awarded by competitive bidding. In many cases, the apparent low bidder is subject to a protest action by the unsuccessful bidders that delays the award of the contract and sometimes results in a rebidding. There can be no assurance that we will continue to win and successfully defend these awards.

OUR INFORMATION SERVICES BUSINESS IS CURRENTLY DEPENDENT UPON LOWER-MARGIN GOVERNMENT CONTRACTS. While our Information Services business is comprised of both government and commercial business, the mix of such business changes from period to period. Government business traditionally generates lower operating margins than commercial business. In 1998, the government to commercial business mix was 2.5 to 1.

WE HAVE RECENTLY REALIGNED AND SCALED BACK OUR EFFORTS TO ENTER THE DEMAND MANAGEMENT BUSINESS. After incurring significant losses in 1998 attempting to establish a stand-alone demand management operation, we have reduced our marketing and administrative costs. Future demand management opportunities will be pursued in our Information Services Division. While we anticipate that this will minimize our risks, there can be no assurance that we will be successful in this business.

D-TAGATOSE HAS NOT YET COME TO MARKET. We have granted an exclusive worldwide license to MD Foods Ingredients amba of Denmark for the manufacture, marketing and distribution of D-tagatose as a food ingredient. Our receipt of future payments from MD Foods is dependent upon MD Foods' efforts to bring this product to market. In lieu of FDA qualification, MD Foods has assembled an expert panel to review the safety of D-tagatose. MD Foods has yet to commence construction of a plant to manufacture D-tagatose. We have been advised that construction will not begin until D-tagatose has been certified by the expert panel to be a generally regarded as safe product. Accordingly, the sale of D-tagatose as a food product is largely outside of our control.

OTHER BIOTECH PRODUCTS ARE STILL IN THE DEVELOPMENT STAGE. While we are in the process of attempting to develop other potential uses of D-tagatose as well as to develop other BioTech products, none has been developed to a stage where any significant revenue has been generated. Development of products will require significant additional research and development. Such additional effort will require substantial funding which may not be available to us. There can be no assurance that our research and development activities will result in any saleable products. Further, it is possible that we will license or seek an affiliation with a third party to bring such products to market. In such an event, we would likely have minimal control over the manufacture and marketing of such products.

OUR ABILITY TO MARKET ANY BIOTECH PRODUCTS WE DEVELOP WILL LIKELY DEPEND ON OBTAINING FDA AND FOREIGN REGULATORY APPROVALS. Research, testing, manufacture, labeling, distribution, marketing and advertising of new products are subject to extensive regulation by governmental regulatory authorities in the United States and other countries. These rigorous regulatory approval processes can take from 5 to 10 years or more and require the expenditure of substantial resources. There can be no assurance that we will be able to obtain the necessary approvals for clinical testing or for the marketing of products.

OUR SUCCESS WILL DEPEND, IN PART, ON OUR ABILITY TO OBTAIN AND MAINTAIN PATENT PROTECTION FOR OUR PRODUCTS. We have several patents for D-tagatose and other products under development. No assurance can be given that any additional patents will be issued, that the protection of any patents that may be issued in the future will be significant, or that current or future patents will be held valid if subsequently challenged.

WE HAVE SUSTAINED LOSSES IN THE PAST AND WE MAY SUSTAIN LOSSES IN THE FUTURE. We have incurred losses in prior years, including last year. Our net loss for the year ended December 31, 1998 was $1.98 million and our loss for the first quarter of 1999 was $1.0 million.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING THAT WE WILL NEED. During 1998 and the first quarter of 1999 our working capital decreased by $4.2 million to approximately $74,000 as a result of the losses incurred and substantial investments by us in hardware and software for our Information Services business. We believe that we will need to raise more money to continue to finance our product development operations. We may also need to raise additional money to fund operations if the sales of D-tagatose as a food product continue to be delayed or are not as successful as we anticipate. We may not be able to obtain additional financing on acceptable terms, or at all.

WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL ADVANCES BY COMPETITORS. Our competitors in the Information Services business are numerous. Many of our competitors have significantly greater financial, marketing and distribution resources than we do. Our competitors may succeed in developing or marketing technologies and products that are more effective than ours. In addition, an alternative sweetener has been found to be generally regarded as safe and is poised to enter the United States market prior to D-tagatose.

THE PRICE OF BIOSPHERICS' COMMON STOCK HAS BEEN HIGHLY VOLATILE DUE TO SEVERAL FACTORS, WHICH WILL CONTINUE TO EFFECT THE PRICE OF OUR STOCK. Our common stock has traded as low as $3.25 and as high as $8.50 between January 1, 1998 and May 14, 1999. Some of the factors leading to this volatility include:

      - price and volume fluctuations in the stock market at large, which do not relate to our operating performance;

      -     fluctuations in our operating results;

      - announcements of technological innovations or new products, which we or our competitors make;

      -     developments with respect to patents or proprietary rights; and

      - the status of MD Foods' efforts to obtain approval to begin to sell D-tagatose in the United States.



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

BIOSPHERICS AND THE PRICE OF BIOSPHERICS SHARES MAY BE ADVERSELY AFFECTED BY THE PUBLIC SALE OF A SIGNIFICANT NUMBER OF THE SHARES ELIGIBLE FOR FUTURE SALE. All outstanding shares of our common stock are freely tradeable. Sales of common stock in the public market could materially adversely affect the market price. Such sales also may inhibit our ability to obtain future equity related financing on acceptable terms.

WE MAY BE REMOVED FROM THE NASDAQ NATIONAL MARKET SYSTEM IF WE FAIL TO MAINTAIN CERTAIN MAINTENANCE CRITERIA. NASDAQ inquired on one occasion whether we continue to meet the net tangible assets criterion for trading on the NASDAQ National Market System. We currently meet all requirements but our ability to continue to do so will depend on our future operations. The public trading volume of our common stock and the ability of our stockholders to sell their shares could be significantly impaired if we fail to meet the criteria and are removed from the NASDAQ National Market System.

OUR CHARTER DOCUMENTS MAY INHIBIT A TAKEOVER. Certain provisions of our Amended and Restated Certificate of Incorporation, Bylaws and stock options could:

      -     discourage potential acquisition proposals;

      -     delay or prevent a change in control of Biospherics;

      - diminish stockholders' opportunities to participate in tender offers for our common stock, including tender offers at prices above the then current market price; or

      - inhibit increases in the market price of our common stock that could result from takeover attempts.

WE MAY NOT BE ABLE TO RETAIN OUR KEY EXECUTIVES AND RESEARCH AND DEVELOPMENT PERSONNEL. As a small company, our success depends on the services of key employees in executive and research and development positions. The loss of the services of one or more of such employees could have a material adverse effect on us.

WE HAVE NOT COMPLETED OUR YEAR 2000 COMPLIANCE PROGRAM, SO THE POTENTIAL COSTS AND COMPLICATIONS ASSOCIATED WITH YEAR 2000 COMPLIANCE CANNOT BE DETERMINED AT THIS TIME. We estimate that total Year 2000 costs to upgrade systems for our facilities will be less than $450,000. However, Biospherics is continuing to assess and develop alternatives that will require refinement of its cost estimate over time. There can be no assurance that there will not be a delay in, or increased costs associated with, our Year 2000 compliance program. Since our program is ongoing, all potential Year 2000 complications have not yet been identified. Therefore, the potential impact of possible complications on Biospherics' financial condition and results of operations cannot be determined at this time.

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549 or at its regional public reference rooms in New York, New York or Chicago, Illinois. You should call 1-800-SEC-0330 for more information on the public reference rooms. The SEC maintains an Internet site at http://www.sec.gov, where certain information regarding issuers (including Biospherics) may be found.

This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-79593). The registration statement contains more information than this prospectus regarding Biospherics and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus and which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent that information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we terminate the offering of these shares. The documents are:

      -     Annual Report on Form 10-KSB for the Year ended December 31, 1998

      -     Current Report on Form 8-K filed on March 26, 1999

      -     Current Report on Form 8-K filed on April 15, 1999

      -     Proxy Statement filed on April 15, 1999

      -     Form 10-QSB filed on May 17, 1999

      -     Current Report on Form 8-K filed on May 24, 1999

         You may request a copy of these documents, at no cost, by writing or telephoning us at:

         Biospherics Incorporated
         12051 Indian Creek Court
         Beltsville, Maryland  20705
         Attention:    Richard C. Levin, Vice President
         Telephone:  (301) 419-3900

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING INFORMATION

Some of the statements made in this prospectus or in the documents incorporated by reference herein are not statements of historical fact but are forward-looking statements. A number of risks and uncertainties, including those discussed under the caption "Risk Factors" above and the documents incorporated by reference herein could affect such forward-looking statements and could cause actual results to differ materially from the statements made.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "plans," "anticipates," "believes," "estimates," "predicts," "potential," and "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                               SELLING STOCKHOLDER

The selling stockholder, RCG International Investors, L.D.C., acquired 750,000 shares of common stock and warrants to purchase an additional 750,000 shares of common stock in a December 1997 private placement. All of such shares were registered by Biospherics Incorporated pursuant to Registration No. 333-44973. Prior to March 31, 1999, the selling stockholder sold all 750,000 shares initially acquired in the December 1997 offering; acquired 125,000 shares pursuant to exercise of some of the December 1997 warrants; and sold all of such 125,000 shares. Accordingly, prior to March 31, 1999, the selling stockholder owned unexercised December 1997 warrants for 250,000 shares at $4.00 and 375,000 shares at $4.50.

On March 31, 1999, the selling stockholder agreed to exercise December 1997 warrants for 250,000 additional shares of common stock at $4.00 per share. In consideration, we issued to the selling stockholder a new warrant permitting the purchase of up to 250,000 shares of common stock at $8.00 per share.

On May 21, 1999, the selling stockholder agreed to exercise December 1997 warrants for 375,000 additional shares of common stock at $4.50 per share. In consideration, we issued to the selling stockholder an additional warrant permitting the purchase of 375,000 shares of common stock at $6.4005 per share.

The following information is based upon information provided by the selling stockholder. There are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholder may offer the shares for resale from time to time.

The following table sets forth the name of the selling stockholder, the number of shares of common stock owned beneficially as of May 25, 1999 and the number of shares that may be offered pursuant to this prospectus. Because the selling stockholder may offer all, some or none of its common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholder after such offering can be provided.

                                  NUMBER OF SHARES                                   NUMBER OF SHARES
     NAME OF SELLING         BENEFICIALLY OWNED PRIOR TO     NUMBER OF SHARES       BENEFICIALLY OWNED
       STOCKHOLDER                OFFERING (1) (2)          OFFERED HEREBY (3)        AFTER OFFERING
--------------------------- ------------------------------ --------------------- -------------------------
RCG International
Investors, LDC                         993,900                   625,000                 368,900


(1) Except as otherwise noted, the information contained in the table above reflects "beneficial" ownership of the common stock within the meaning of Rule 13d-3 under the Exchange Act. On May 25, 1999, Biospherics had 9,612,584 shares of common stock outstanding.

(2) The 993,900 shares consist of 368,900 held by RCG International Investors, L.D.C., and 625,000 shares that may be acquired by exercise of the Warrants.



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

(3) The number of shares set forth in the table represents an estimate of the number of shares of common stock to be offered by the selling stockholder. The actual number of shares of common stock issuable upon exercise of the stock purchase warrant is indeterminate, is subject to adjustment and could be materially less or more than such estimated number, depending on factors that cannot be predicted by Biospherics at this time. The actual number of shares of common stock offered hereby, and included in the Registration Statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon exercise of the stock purchase warrant by reason of the adjustment mechanisms described therein or by reason of any stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act. Pursuant to the terms of the stock purchase warrant, it is exercisable only to the extent that the number of shares of common stock thereby issuable, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying any unexercised portion of the stock purchase warrant) would not exceed 9.9% of the then outstanding common stock as determined in accordance with Section 13(a) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling stockholder exceeds the number of shares of common stock that this selling stockholder could own beneficially at any given time through its ownership of the stock purchase warrant. In that regard, beneficial ownership of the selling stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 18,000,000 shares of common stock, $.005 par value, and 2,000,000 shares of preferred stock, $.01 par value. As of the close of business on May 25, 1999, there were 9,612,584 shares of common stock outstanding and no shares of preferred stock outstanding.

The holders of common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefore. In the event of the dissolution of Biospherics, the holders of common stock are entitled to share ratably in the assets legally available for distribution to its shareholders after the payment of the liquidation preference of any outstanding preferred stock. The holders of the common stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments. The common stock currently outstanding is, and the common stock issued in this offering will be, validly issued, fully paid and nonassessable.

Except as otherwise provided in our charter or required by law, the holders of shares of common stock are entitled to one vote per share on all matters to be voted on by shareholders and do not have the right of cumulative voting in connection with elections for Directors, which means the holders of more than half the outstanding shares of common stock can elect all of the Directors.

We are also authorized to issue 2,000,000 shares of preferred stock. Our Board of Directors is authorized to issue the preferred stock in one or more series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations, or restrictions thereof, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting each series and the designation of such series. The Board of Directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting rights of the holders of the common stock.

One of the effects of the preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of Biospherics by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the management.

                              PLAN OF DISTRIBUTION

The selling stockholder, or its pledgee, donee, transferee, or other successor in interest, may offer its shares at various times in one or more of the following transactions:

      - on the Nasdaq National Market (or any other exchange on which the shares may be listed);

      -     in the over-the-counter market;

      -     in negotiated transactions other than on such exchanges;

      -     by pledge to secure debts and other obligations;

      - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

      -     in a combination of any of the above transactions.

The selling stockholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholder may use broker-dealers to sell its shares. The broker-dealers will either receive discounts or commissions from the selling stockholder, or they will receive commissions from purchasers of shares.

Under certain circumstances the selling stockholder and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be considered underwriting discounts and commissions under the Securities Act. The selling stockholder may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, Biospherics has agreed to indemnify the selling stockholder with respect to the shares offered hereby against certain liabilities, including certain liabilities under the Securities Act. Alternatively, Biospherics may contribute toward amounts paid due to such liabilities.

Under the rules and regulations of the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to the Biospherics' common stock for a period of two business days prior to the commencement of such distribution. The selling stockholder will also be subject to applicable provisions of the Exchange Act and regulations under the Exchange Act, which may limit the timing of purchases and sales of shares of Biospherics' common stock by the selling stockholder.

The selling stockholder will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by it. The shares offered hereby are being registered pursuant to contractual obligations of Biospherics, and Biospherics has paid the expenses of the preparation of this prospectus. We have not made any underwriting arrangements with respect to the sale of shares offered hereby.

                                 USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholder, but will receive the exercise price in the event warrants held by the selling stockholder are exercised.


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

                                  LEGAL MATTERS

Baxter, Baker, Sidle & Conn, P.A. of Baltimore, Maryland, our counsel in connection with the offering, has issued an opinion about the validity of the securities being offered.

                                     EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Risk Factors................................................   2

Where You Can Find More Information.........................   4

Forward Looking Information.................................   5

Selling Stockholder.........................................   6

Description of Capital Stock................................   7

Plan of Distribution........................................   8

Use of Proceeds.............................................   8

Legal Matters...............................................   9

Experts.....................................................   9


                                 625,000 Shares

                            Biospherics Incorporated

                                  Common Stock

                                  June 22, 1999

                                   PROSPECTUS


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